FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NBG Group	Q3 Results 2016

PRESS RELEASE

NBG Group: Q3.16 results highlights

•                 NPEs stock declines by €1.9bn ytd

•                                          Reflecting favourable curing trends and write offs, the domestic NPE stock drops sharply for a second consecutive quarter (-c€1bn qoq), bringing ytd contraction to an impressive €1.9bn

•                                          NPE ratio down by c150bps qoq to 46.4% in Greece (44.2% at the Group level); industry leading NPE coverage(1) of 56.8% in Greece (+180bps qoq) and 56.3% at the Group level (+200bps qoq)

•                                          90dpd ratio at 35.4% in Greece (34.1% at the Group level); 90dpd coverage at a sector high(1) of 74.5% in Greece (72.9% at the Group level)

•                                          Q3.16 CoR drops to 201bps in Greece, settling at 198bps in the 9M period

•                 Group Q3.16 PAT from continuing operations at €23m against losses of €23m in Q2.16

•                                          Domestic NII picks up to €403m in Q3.16 on sustained time deposit repricing (-10bps qoq) and further ELA reduction (-€0.9bn qoq)

•                                          NIM improves by 10bps qoq to 284bps in Greece (293bps at the Group level, up 8bps qoq)

•                                          Domestic fees up 17% qoq to €44m, driven by lower Pillar II-related expenses

•                                          Q3.16 OpEx in Greece flat qoq, brining 9M.16 cost 3% lower yoy; imminent VRS launch to reduce costs further throughout 2017

•                                          Q3.16 domestic core PPI stood at €205m (flat qoq), as funding cost reduction was offset by exceptionally weak insurance income generation, due to lower interest rates on reserves

•                                          Q3.16 Group PAT from continuing operations turns positive to €23m vs losses of €23m in Q2.16, reflecting improving trends in Greece and the SEE business (Q3.16 PAT of €28m, up 7% qoq)

•                 ELA exposure drops below €5bn

•                                          ELA has been reduced by €13.1bn since the imposition of capital controls to just €4.5bn in November(2), by far the lowest in the sector(1)

•                                          Eurosystem funding further down to €11.3bn in November(2) from €27.6bn at end-Q2.15

•                                          Domestic deposits up 0.8% or €0.3bn qoq in Q3.16; L:D ratio at 89% both in Greece and at the Group level compared to 135% of the sector(3)

•                 CET 1 ratio pro forma(4) at 16.9%

•                                          CET 1 ratio(4) at 16.9% and at 16.3% on a CRD IV FL basis

•                                          Capital will be further enhanced through organic profitability and the full implementation of the Bank’s restructuring plan

Athens, November 23, 2016

(1) Peer comparison is based on results released until November 23, 2016

(2) Data as at November 18, 2016

(3) System estimate excludes NBG’s contribution

(4) Pro forma for CoCos repayment and the Astir Palace disposal that was completed in October 2016

National Bank of Greece’s results demonstrate increasing balance sheet strength and improving operating performance. On the asset quality front, the Bank has managed to reduce the stock of NPEs by €2 billion since the beginning of the year, on the back of favorable curing trends, solid collection efforts and write offs on fully provided loans. In light of that performance, the Bank is frontloading its NPE reduction relative to its targets.

On the liquidity side of the business, results have been equally impressive, as NBG has reduced ELA exposure by an impressive €13.1 billion since the imposition of capital controls to a level of €4.5 billion currently. Domestic deposit inflows of €0.3 billion in Q3 and the completion of the disposals of NBGI Private Equity and Astir Palace Hotel aided towards that accomplishment.

As regards to operating results, Group pre-provision profit covered the cost of risk, yielding positive operating and net profitability. Our SEE operations remained profitable, growing almost 2x fold yoy.

The Group’s CET 1 ratio remained strong standing at 16.9% post the anticipated repayment of the CoCos and will be further enhanced through organic profitability, as well as through the continued successful implementation of the restructuring plan.

Athens, November 23, 2016

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Profitability

Q3.16 Group PAT from continuing operations turns positive to €23m, reflecting the improving income and CoR reduction in the domestic business, as well as the positive contribution from the SEE international business(1).

Greece:

Q3.16 core pre-provision income (PPI) remained relatively stable qoq at €205m (€207m in Q2.16), as funding cost reduction was counterbalanced by the exceptionally weak insurance income generation (€10m in Q3.16 from €22m the previous quarter), due to the impact of the lower interest rates on reserve liabilities.

NII continued its upward trend, rising to €403m in Q3.16 from €400m in Q2.16, with sustained time deposit yield repricing (-10bps qoq) and lower ELA exposure (-€0.9bn qoq) offsetting the negative impact from loan deleveraging.

Net fee income increased to €44m in Q3.16 from €37m in Q2.16, driven mainly by the lower expenses related to Pillar II bonds (€6m in Q3.16 from €15m the previous quarter), which were eliminated in July.

Q3.16 OpEx remained unchanged qoq at €252m, brining 9M.16 cost at €747m, or 2.7% lower yoy, on the back of both personnel (-1.4% yoy) and G&As (-6.9% yoy) cost containment. Cost-to-core income recovered to 55% in 9M.16 from 61% in 9M.15. Personnel expenses are expected to drop further following the imminent launch the Voluntary Exit Scheme (VES), the estimated cost of which was provided for in Q4.15.

Q3.16 pre-tax results from continuing operations break even, recovering from losses of €44m in Q2.16, on the back of lower trading losses (€26m in Q3.16 from €57m in Q2.16) and decreased loan impairments (€162m from €188m the previous quarter).

SE Europe(1):

In SE Europe and other international business, the Group recorded PAT of €28m in Q3.16 from €26m in Q2.16 and €27m in Q1.16.

NPEs stock declines for a 2nd quarter in a row

Q3.16 domestic NPE stock contracted for a second consecutive quarter by €1.0bn qoq, bringing the ytd reduction to an impressive €1.9bn. The sustained NPE reduction is a function of favourable curing trends and write-offs. As a result, the NPE ratio in Greece dropped to 46.4% in Q3.16 from 47.9% in Q2.16, with NPE coverage settling at an industry leading(2) level of 56.8% (+180bps qoq).

At the Group level, 90dpd formation settled at €191m in Q3.16, driven by the 90dpd formation in Greece that increased to €188m compared with the practically zero formation in Q2.16. The latter reflects the elevated corporate formation of €280m (€106m in Q2.16), as a small number

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

(2)  Peer comparison is based on results released until November 23, 2016 of large corporate exposures defaulted. That said, domestic retail formation remained negative (-€92m), on the back of improving gross formation, despite lower restructurings in Q3.16 (-23% qoq).

Q3.16 domestic provisioning run rate settled at 201bps from 231bps in Q2.16 and at 198bps in the 9M period. 90dpd coverage stood at 74.5% in Greece and at 72.9% at the Group level, the highest in the domestic market(1).

In SE Europe and other international activities(2), the 90dpd ratio dropped by 20bps qoq to 26.3% on increased coverage of 60.1% in Q3.16 from 59.1% the previous quarter.

Superior liquidity position(1)

Group deposits increased by 1% qoq to €42.6bn in Q3.16, reflecting mainly deposit inflows of €0.3bn in Greece. In SE Europe and other international business(2), deposits increased by 1.5% qoq to €6.6bn.

Following the completion of the divestments of NBGI Private Equity Funds at end-Q3 and Astir Palace at end-October that generated liquidity of c€0.6bn, Eurosystem funding has further declined to €11.3bn in November(3) from €14.9bn at end-Q2.16. Notably, ELA has dropped to just €4.5bn(3) currently from €6.1bn at end-Q2.16, adding up to a total reduction of €13.1bn since the imposition of capital controls. This constitutes the lowest exposure in the sector(1), with ELA over assets (excluding EFSF & ESM bonds) standing at 6%. The cash value of excess collateral amounts to €10.2bn(3).

With ELA below €5bn, NBG maintains a unique funding advantage ahead of the domestic economic recovery. Furthermore, reflecting favourable deposit trends and deleveraging, the L:D ratio retreated below 90% (89% both in Greece and at the Group level), the lowest(1) among the core Greek banks.

Capital position

CET1 ratio stood at 16.9%, pro-forma for CoCos repayment and the Astir Palace disposal that was completed in October. Capital will be further enhanced through organic profitability and the full implementation of the Bank’s restructuring plan.

On a CRD IV FL basis and pro-forma for aforementioned capital actions, CET 1 settles at 16.3%.

(1)  Peer comparison is based on results released until November 23, 2016

(2)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

(3)  Data as at November 18, 2016

Annex

(€ millions)	Q3.16	Q2.16	qoq Δ		9M.16	9M.15	yoy Δ
Results (€m)
Group PAT from continuing operations(1)	23	(23)	n.m.		26	(1,694)	n.m.
Greece	(5)	(49)	-90.4%		(55)	(1,735)	-96.8%
SEE & other(2)	28	26	7.0%		81	43	89.6%
Core Revenues(€m)
Group	563	567	-0.6%		1,669	1,586	5.2%
Greece	457	459	-0.5%		1,348	1,262	6.8%
SE Europe & other	106	107	-1.2%		321	324	-0.8%
Operating Expenses (€m)
Group	318	319	-0.4%		947	966	-2.0%
Greece	252	252	-0.1%		747	768	-2.7%
SE Europe & other(2)	67	67	-1.3%		200	198	0.6%
Group Balance Sheet (€m)
Total Assets(1)	81,539	83,174	-2.0%		81,539	81,958	-0.5%
Net Loans	37,890	38,422	-1.4%		37,890	40,119	-5.6%
Deposits	42,567	42,184	0.9%		42,567	41,890	1.6%
Common Equity(3)	7,070	7,035	0.5%		7,070	4,996	41.5%
Tangible Equity	6,930	6,892	0.6%		6,930	4,737	46.3%
Group(1) Ratios
(Net) Loans: Deposits (%)	89%	91%	-2	pps	89%	96%	-7	pps
Net Interest Margin (bps)	293	285	8	bps	286	275	11	bps
Asset Quality
Group(1) +90dpd ratio (%)	34.1%	33.3%	0.8	pps	34.1%	33.0%	1.1	pps
Greece	35.4%	34.4%	1.0	pps	35.4%	33.8%	1.6	pps
SE Europe & other(2)	26.3%	26.5%	-0.2	pps	26.3%	28.3%	-2.0	pps
Group(1) +90dpd coverage (%)	72.9%	74.7%	-1.8	pps	72.9%	71.3%	1.6	pps
Greece	74.5%	76.6%	-2.1	pps	74.5%	73.4%	1.1	pps
SE Europe & other(2)	60.1%	59.1%	1.0	pps	60.1%	56.3%	3.8	pps

(1)  Group excludes assets held-for-sale & discontinued operations (Astir Palace, NBGI and Finansbank; NBGI was deconsolidated as of Q3.16 and Finansbank as of Q2.16)

(2)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

(3)  Common equity excludes minorities and (i) State and US preference shares in 9M.15 and (ii) CoCos in Q2/Q3/9M.16

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: November 23rd, 2016
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 23rd, 2016
Director, Financial Division